UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

140-142 Kensington Church Street

London, W8 4BN

+44 117 457 2094

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Business Combination

On December 16, 2021 (the “Closing Date”), Vertical Aerospace Ltd., a Cayman Islands exempted company (the “Company”) consumated the previously announced business combination pursuant to the Business Combination Agreement, dated June 10, 2021, (as amended, the “Business Combination Agreement”), by and among the Company, Broadstone Acquisition Corp., a Cayman Islands exempted company (“Broadstone”), Broadstone Sponsor LLP, a limited liability partnership incorporated under the laws of England and Wales (“Sponsor”), Vertical Merger Sub Ltd., a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“Merger Sub”), Vertical Aerospace Group Ltd., a private limited company incorporated under the laws of England and Wales (“Vertical”), Vincent Casey (solely in his capacity as the representative of the shareholders of Vertical), and the shareholders of Vertical party thereto (“Vertical Shareholders”).

On December 15, 2021, Merger Sub merged with and into Broadstone (the “Merger”), as a result of which:

i.	the separate corporate existence of Merger Sub ceased, and Broadstone continued as the surviving entity as a wholly-owned subsidiary of the Company;

ii.	each outstanding unit of Broadstone immediately prior to the effective time of the Business Combination (the “Merger Effective Time”) were automatically detached, and the holder thereof was deemed to hold one share of Broadstone Class A ordinary share, par value $0.0001 per share (each, a “Broadstone Class A ordinary share”), and one-half of one redeemable warrant of Broadstone (each, a “Broadstone Public Warrant”). Each whole Broadstone Public Warrant entitled the holder to purchase one Broadstone Class A ordinary share at the price of $11.50 per share.

iii.	each issued and outstanding Broadstone Class A ordinary share, immediately prior to the Merger Effective Time, was automatically cancelled and exchanged for the right of the holder thereof to receive one ordinary share of the Company, par value $0.0001 per share (each, an “Ordinary Share”);

iv.	each issued and outstanding Class B ordinary share of Broadstone, par value $0.0001 per share (each, a “Broadstone Class B ordinary share”), immediately prior to the Merger Effective Time, was transferred to the Company and exchanged for the right of the holder thereof to receive one Ordinary Share;

v.	each issued and outstanding public warrant of Broadstone, immediately prior to the Merger Effective Time, were automatically converted into the right of the holder thereof to receive one warrant of the Company entitling the holder thereof to purchase one Ordinary Share on substantially the same terms and conditions with respect to the Broadstone Public Warrants (each, a “Public Warrant”);

vi.	each issued and outstanding warrant sold by Broadstone privately to the Sponsor, immediately prior to the Merger Effective Time, was surrendered to Broadstone and cancelled for nil consideration; and

vii.	following completion of the Merger, holders of 1,571,409 Broadstone Class A ordinary shares, remaining after the redemption of 28,958,892 shares, received 1,571,409 Ordinary Shares, holders of 7,632,575 Class B ordinary shares received 7,632,575 Ordinary Shares, and holders of 15,265,150 Broadstone Public Warrants received Public Warrants to purchase 15,265,150 Ordinary Shares.

•	Following the Merger, on December 16, 2021, the Company acquired all of the issued and outstanding shares of Vertical from the shareholders of Vertical in exchange for the payment, issuance and delivery of the Ordinary Shares to the shareholders of Vertical (the “Share Acquisition” and together with the Merger, the “Business Combination”). As a result of the Share Acquisition, Vertical became a wholly owned subsidiary of the Company, and shareholders of Vertical became shareholders of the Company.

•	Following the completion of the Business Combination, there are an aggregate of 165,539,667 Ordinary Shares issued and outstanding.

The Ordinary Shares and the Public Warrants began trading on The New York Stock Exchange on December 16, 2021 under the symbols “EVTL” and “EVTLW,” respectively.

The foregoing description of the Business Combination is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Report of a Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

On December 1, 2021, the Company adopted the Amended and Restated Memorandum and Articles of Association for Vertical Aerospace Ltd., a copy of which is filed as Exhibit 1.1 to this Report of a Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

On the Closing Date, the Company and Broadstone issued a press release announcing the closing of the Business Combination. A copy of the press release is being furnished as Exhibit 99.1 to this Report of a Foreign Private Issuer on Form 6-K.

Ancillary Agreements

PIPE Investment

The Company and Broadstone previously entered into subscription agreements (each, as amended, a “Subscription Agreement” and collectively, the “Subscription Agreements”) with certain investors (each, a “PIPE Investor” and collectively, the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors agreed to purchase on the Closing Date an aggregate of 9,400,000 Ordinary Shares at a price equal to $10.00 per share for an aggregate purchase price of $94,000,000 on the terms and subject to the conditions set forth therein (the “PIPE Financing”). The PIPE Financing closed concurrently with the Business Combination.

Information regarding the terms of the PIPE Financing is set forth under the section entitled “Summary of the Proxy Statement/Prospectus — Ancillary Documents Related to the Business Combination — Subscription Agreements — PIPE Financing” in the Registration Statement on Form F-4 (File. No. 333-257785), as amended, filed with the SEC on July 9, 2021 (the “Registration Statement”) and is incorporated herein by reference.

Convertible Notes

On October 26, 2021, the Company entered into a convertible note subscription agreement (the “Convertible Senior Secured Notes Subscription Agreement”) by and among the Company, Broadstone and Mudrick Capital Management L.P. (“Mudrick”). Concurrently with the consummation of the Business Combination, pursuant to the terms of the Convertible Senior Secured Notes Subscription Agreement, (i) Mudrick purchased senior secured convertible notes (the “Convertible Notes”) of and from the Company in an aggregate principal amount of US$200,000,000 for an aggregate purchase price of US$192,000,000 (the “Purchase Price”), and the Company issued and sold to Mudrick the Convertible Notes in consideration of the payment of the Purchase Price, and (ii) the Company issued to Mudrick 4,000,000 warrants, each representing the right to purchase one Ordinary Share at a price of US$11.50 per share (the “Convertible Notes Warrants”).

Information regarding the terms of the Convertible Senior Secured Notes Subscription Agreement is set forth under the section entitled “Summary of the Proxy Statement/Prospectus — Ancillary Documents Related to the Business Combination — Convertible Senior Secured Notes Subscription Agreement” in the Registration Statement and is incorporated herein by reference.

LNH SPA

At the closing of the Share Acquisition, pursuant to the terms of the share purchase deed, dated as of June 10, 2021 (“LNH SPA”) entered into by Microsoft Corporation and Rocket Internet SE (each, a “Loan Note Holder” and collectively, the “Loan Note Holders”) and the Company in connection with the Business Combination Agreement, the Loan Note Holders sold their 12,893 Company Loan Note Shares of Vertical to the Company in consideration for 15,701,035 Ordinary Shares.

Information regarding the terms of the LNH SPA is set forth under the section entitled “Summary of the Proxy Statement/Prospectus — Ancillary Documents Related to the Business Combination — LNH SPA” in the Registration Statement and is incorporated herein by reference.

American SPA

At the closing of the Share Acquisition, pursuant to the terms of the share purchase deed, dated as of June 10, 2021, entered into by American Airlines, Inc. (“American”) and the Company (the “American SPA”) in connection with the Business Combination Agreement, American sold its 5,804 Class Z ordinary shares of Vertical to the Company in consideration for 6,125,000 Ordinary Shares.

Information regarding the terms of the American SPA is set forth under the section entitled “Summary of the Proxy Statement/Prospectus — Ancillary Documents Related to the Business Combination — American SPA” in the Registration Statement and is incorporated herein by reference.

Warrant Instruments

On October 29, 2021, the Company entered into a warrant instrument pursuant to which Virgin Atlantic Limited (“Virgin”) received warrants to purchase Ordinary Shares (the “Virgin Atlantic Warrant Instrument”). Immediately after the closing of the Share Acquisition, the Company entered into warrant instruments pursuant to which American and the Avolon Warrantholders (as defined below) received warrants to purchase Ordinary Shares (together with the Virgin Atlantic Warrant Instrument, the “Warrant Instruments”).

Information regarding the terms of the Warrant Instruments is set forth under the section entitled “Summary of the Proxy Statement/Prospectus — Ancillary Documents Related to the Business Combination” in the Registration Statement and is incorporated herein by reference.

Lock-Up Agreements

At the closing of the Share Acquisition, each of (i) the Vertical Shareholders, (ii) the Sponsor, (iii) the shareholders of Avolon e Limited (the “Avolon Warrantholders”), (iv) American, (v) the Loan Note Holders and (vi) Virgin Atlantic, entered into lock-up agreements with the Company (each, a “Lock-Up Agreement” and collectively, the “Lock-Up Agreements”).

Information regarding the terms of each Lock-Up Agreement is set forth under the section entitled “Summary of the Proxy Statement/Prospectus — Ancillary Documents Related to the Business Combination — Lock-up Agreements” in the Registration Statement and is incorporated herein by reference.

New Registration Rights Agreement

At the closing of the Share Acquisition, the Company entered into a registration rights agreement (the “New Registration Rights Agreement”) with American, Avolon Warrantholders, the Sponsor and the Vertical Shareholders (collectively, the “Holders”), pursuant to which, subject to certain requirements and customary conditions, the Holders may demand at any time or from time to time, that the Company file a registration statement with the U.S. Securities and Exchange Commission to register certain securities of the Company held by such Holders. Concurrently, the registration rights agreement, dated as of September 10, 2020, between Broadstone and the Sponsor was terminated.

Information regarding the New Registration Rights Agreement is set forth under the section entitled “Summary of the Proxy Statement/Prospectus — Ancillary Documents Related to the Business Combination — New Registration Rights Agreement” in the Registration Statement and is incorporated herein by reference.

Board of Directors

In connection with the Business Combination, directors were elected to the board of directors the (“Board”) of the Company such that the entire Board is:

Stephen Fitzpatrick[2,3]
Vincent Casey[2,3]
Kathy Cassidy[1]
Michael Cervenka
Gur Kimchi
Marcus Waley-Cohen

1 Chairperson and Member of the Audit Committee.

2 Member of the Compensation Committee.

3 Member of the Nominating and Governance Committee.

Information regarding the directors and executive officers of the Company following the completion of the Business Combination is included in the Registration Statement under the section entitled “Management of Pubco Following the Business Combination” and is incorporated herein by reference.

Indemnification Agreements

On the Closing Date, the Company entered into indemnification agreements with each of its directors (the “Indemnification and Advancement Agreements”), undertaking to indemnify them to the fullest extent permitted by law on the terms set forth therein. This indemnification is limited to events where the director acted in good faith and in a manner the relevant director reasonably believed to be in and/or not opposed to the best interests of the Company, and the relevant director had no reasonable cause to believe that his or her conduct was unlawful.

The foregoing summary of the Indemnification and Advancement Agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the form of Indemnification and Advancement Agreement, a copy of which is filed as Exhibit 10.1 to this Report of a Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of Vertical Aerospace Ltd.
2.1	Business Combination Agreement, dated as of June 10, 2021, by and among Broadstone, the Company, Merger Sub, Vertical, and Vincent Casey (solely in his capacity as the representative of the shareholders of Vertical), and Vertical Shareholders (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File. No. 333-257785), as amended, filed with the SEC on July 9, 2021).
10.1	Form of Indemnification and Advancement Agreement.
99.1	Press release dated December 16, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: December 16, 2021	By:	/s/ Vincent Casey
Vincent Casey
Chief Financial Officer